

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

   Re: American International Group, Inc.
       Preliminary Information Statement on Schedule 14C
       Filed on November 16, 2010, as amended
       File No. 001-8787

Dear Mr. Benmosche:

    We have completed our review of your preliminary information statement on Schedule 14C filed on November 16, 2010, as amended, and do not have any further comments at this time.

           Sincerely,

           Jeffrey Riedler
           Assistant Director